MALA NOCHE RESOURCES CORP.
(TO BE RENAMED “PRIMERO MINING CORP.”)

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL WARRANT INDENTURE

Dated as of July 28, 2010

          THIS SUPPLEMENTAL WARRANT INDENTURE (the “Supplemental Indenture”) is made as of the 28th day of July, 2010.

BETWEEN:

MALA NOCHE RESOURCES CORP. (to be renamed “Primero Mining Corp.”), a company existing under the laws of British Columbia

(hereinafter the “Company”)

AND:

COMPUTESHARE TRUST COMPANY OF CANADA, a trust company registered under the laws of Canada and duly authorized to carry on the trust business in each province of Canada

(hereinafter the “Warrant Agent”)

WHEREAS:

A.           the Company and Warrant Agent entered into a common share purchase warrant indenture dated July 20, 2010 (the “Warrant Indenture”) providing for the issuance of up to 23,000,000 common share purchase warrants (the “Warrants”) and pursuant to which the Warrant Agent holds all rights, interests and benefits contained therein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to the Warrant Indenture;

B.           the Company has determined to amend the Warrant Indenture to increase the number of Warrants issuable under the Warrant Indenture and to make changes to rectify certain provisions so they comply with the requirements of the Toronto Stock Exchange;

C.           Section 6.1(e) of the Warrant Indenture permits modification to the provisions of the Warrant Indenture, provided that the Warrant Agent is of the opinion, based on the advice of counsel, that the modification in no way prejudices any of the rights of the Warrant Agent or of the Warrantholders, as a group;

D.           the Warrant Agent has determined that the modification to the Warrant Indenture to be effected by the execution of this Supplemental Indenture will not prejudice any of the rights of the Warrant Agent or of the Warrantholders, as a group.

NOW THEREFORE, the parties hereto agree as follows:

Amendment to Warrant Indenture

1.	The Warrant Indenture is hereby amended as follows:

(a)           deleting “23,000,000” from the cover page and Recital D and replacing it with “23,800,000”;

(b)           revising the definition of Current Market Price to delete the words “twenty consecutive trading days before such date” and replacing them with the words “twenty consecutive trading days ending three trading days before such date”;

(c)           deleting section 2.1(1) and replacing it with the following:

(1)	A maximum of 23,800,000 Warrants have been created by the Company and authorized for issuance as follows:

(a)           up to 23,000,000 Warrants shall be issued in accordance with the terms and conditions hereof, upon conversion of the Subscription Receipts into units consisting of one post-Consolidation Share and 0.4 of one Warrant in accordance with the terms and conditions of the Subscription Receipt Indenture; and

(b)           up to 800,000 Warrants shall be issued as directed by the Company.

Warrant Certificates representing the Certificated Warrants shall be certified and delivered by the Warrant Agent to such persons as the Company may direct by written order of the Company, and the Warrant Agent shall and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

(d)	revising section 3.6(2)(a) by adding the word “or” after the word “Warrants”;

(e)

revising section 3.6(2)(e) by deleting the words “the conversion price shall then be readjusted to the conversion price which would then be in effect” and replacing them with the words “the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect”;

(f)

revising section 3.6(3) to delete the words “, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (3) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates”; and

(g)

revising section 3.6(5) to delete the words “, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (5) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates”.

Effect of Amendments

2.           The parties confirm that the Warrant Indenture, as amended by this Supplemental Indenture, remains in full force and effect. From the date hereof, the Warrant Indenture and this Supplemental Indenture shall be read together to the extent reasonably possible as though all of the terms of both documents were contained in one instrument.

Counterparts and Formal Date

3.           This Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

                IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture as of the date first written above.

MALA NOCHE RESOURCES CORP.

By:	“David Blaiklock”
Name: David Blaiklock
Title: Chie Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Nicole Clement”
Name: Nicole H. Clement
Title: General Manager

By:	“Karl Burgess”
Name: Karl Burgess
Title: Professional, Corporate Trust